Exhibit 12

WYNN RESORTS, LIMITED

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended September 30,	Years ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands, except ratios)
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	701,493	731,912	804,095	336,242	41,985	147,565
Add: Fixed charges	234,289	297,874	236,498	236,858	226,656	264,385
Add: Amortization of capitalized interest	14,809	20,313	21,382	22,864	27,768	20,239
Add: Distributed income of equity investees	1,207	1,192	1,328	671	715	2,157
Less: Interest capitalized	6,384	2,028	—	7,243	10,735	87,401

Earnings as adjusted	945,414	1,049,263	1,063,303	589,392	286,389	346,945

Interest expensed	222,690	288,759	229,918	222,863	211,385	172,693
Interest capitalized	6,384	2,028	—	7,243	10,735	87,401
Interest in rental expense	5,215	7,087	6,580	6,752	4,536	4,291

Total Fixed Charges	234,289	297,874	236,498	236,858	226,656	264,385

Earnings to Fixed Charges	4.04	3.52	4.50	2.49	1.26	1.31

Deficiency Amount	—	—	—	—	—	—

We had no preferred stock issued and outstanding for any of the periods presented.